As filed with the Securities and Exchange Commission on March 12, 1998



                                                  Registration No. 333-42113

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                         TRUSTS REGISTERED ON FORM N-8B2


                         Pre-Effective Amendment No. 1

                           PIONEER INDEPENDENCE PLANS
                              (Exact Name of Trust)

                         PIONEER FUNDS DISTRIBUTOR, INC.
                               (Name of Depositor)

                60 State Street, Boston, Massachusetts 02109-1820
          (Complete Address of Depositor's Principal Executive Offices)

                              Robert P. Nault, Esq.
                             The Pioneer Group, Inc.
                                 60 State Street
                        Boston, Massachusetts 02109-1820
                (Name and Complete Address of Agent for Service)


                                    Copy to:

                             Jeffrey S. Puretz, Esq.
                             Dechert Price & Rhoads
                               1500 K Street, N.W.
                             Washington, D.C. 20005

                              Joseph P. Barri, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

Title of securities being registered:  Pioneer Independence Plans

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                           PIONEER INDEPENDENCE PLANS


               Reconciliation and Tie of Information in Prospectus
                      with Items of Form N-8B-2 pursuant to
                            Instruction 4 of Form S-6

ITEM
NUMBER              LOCATION IN PROSPECTUS OR PROSPECTUS CAPTION(S)

I.  1-9 ORGANIZATION AND GENERAL INFORMATION
1. (a)              Cover Page
1. (b)              Cover Page
2.                  The Sponsor
3.                  The Custodian
4.                  Cover Page
5.                  The Sponsor; The Custodian
6. (a)              Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; Rights and
                    Privileges of Planholders
6. (b)              The Custodian
7.                  Omitted pursuant to Instruction 1 of Form S-6
8.                  Omitted pursuant to Instruction 1 of Form S-6
9.                  Omitted pursuant to Instruction 3 of Form S-6

II.  GENERAL DESCRIPTION OF TRUST AND SECURITIES OF THE TRUST
10. (a)             Starting a Pioneer Independence Plan
10. (b)             Dividends and Distributions
10. (c)             Partial Withdrawal or Redemption Without Termination of the
                    Plan; Systematic Withdrawal Program; Cancellation and Refund
                    Rights; Termination of a Plan by the Planholder and
                    Withdrawal of Shares
10. (d)             Partial Withdrawal or Redemption Without Termination of the
                    Plan; Replacements of Partial Withdrawals; Systematic
                    Withdrawal Program; Cancellation and Refund Rights;
                    Termination of a Plan by the Planholder and Withdrawal of
                    Shares; Replacement Privilege on Termination; Transfer
                    or Assignment of Rights in a Plan
10. (e)             Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; Termination of a Plan by the Sponsor
                    or Custodian; Replacements of Partial Withdrawals;
                    Replacement Privilege on Termination
10. (f)             Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; Voting Rights in Fund Shares
10. (g) (1)         Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; Substitution of the Underlying
                    Investment
10. (g) (2)         Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; Rights and Privileges of Planholders
10. (g) (3)         Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; The Custodian
10. (g) (4)         Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives
10. (h) (1)         Substitution of the Underlying Investment
10. (h) (2)         Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; The Custodian

ITEM
NUMBER              LOCATION IN PROSPECTUS OR PROSPECTUS CAPTION(S)

10. (h) (3)         Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; The Custodian
10. (h) (4)         Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives
10. (i)             Planholders May Qualify for Reduced Sales Charges; Making
                    Investments Ahead of Schedule to Complete a Plan Early;
                    Changing the Face Amount of Your Plan; Extended Investment
                    Option; Dividends and Distributions; Statements, Reports and
                    Notices
11.                 Investment Objective of the Fund
12. (a)             Cover Page; Investment Objective of the Fund; The Fund
12. (b)             Omitted pursuant to Instruction 3 of Form S-6
12. (c)             Fund's Prospectus accompanying the Prospectus for the Plans
12. (d)             Fund's Prospectus accompanying the Prospectus for the Plans
12. (e)             Omitted pursuant to Instruction 3 of Form S-6
13. (a) (A) (1)     Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; Service Charges and Other Fees
13. (a) (A) (2)     The Fund
13. (a) (A) (3)     Omitted pursuant to Instruction 3 of Form S-6
13. (a) (A) (4)     Dividends and Distributions
13. (a) (A) (5)     Omitted pursuant to Instruction 3 of Form S-6


13. (a) (B) (1)     15-Year Plan Investments and Deductions; Total 25-Year Plan
                    Investments and Deductions when Extended Investment Option is Used; A Typical $100 Monthly Investment Plan; other relevant information under Plan Investments and Deductions

13. (a) (B) (2)     Fund Annual Expenses (After Expense Limitation); other
                    relevant information under Plan Investments and Deductions;
                    Fund's Prospectus accompanying the Prospectus for the Plans
13. (a) (B) (3)     Service Charges and Other Fees
13. (a) (B) (4)     Service Charges and Other Fees
13. (a) (B) (5)     Omitted pursuant to Instruction 3 of Form S-6
13. (a) (C) (1)     Service Charges and Other Fees
13. (a) (C) (2)     Fund's Prospectus accompanying the Prospectus for the Plans
13. (a) (C) (3)     Omitted pursuant to Instruction 3 of Form S-6
13. (a) (C) (4)     Omitted pursuant to Instruction 3 of Form S-6
13. (a) (C) (5)     Omitted pursuant to Instruction 3 of Form S-6
13. (a) (D) (1)     Creation and Sales Charges; Service Charges and Other Fees
13. (a) (D) (2)     Fund Annual Expenses (After Expense Limitation); other
                    relevant information under Plan Investments and Deductions;
                    Fund's Prospectus accompanying the Prospectus for the Plans
13. (a) (D) (3)     Omitted pursuant to Instruction 3 of Form S-6
13. (a) (D) (4)     Omitted pursuant to Instruction 3 of Form S-6
13. (a) (D) (5)     Omitted pursuant to Instruction 3 of Form S-6


13. (b) 15-Year Plan Investments and Deductions; Total 25-Year Plan Investments and Deductions when Extended Investment Option is Used; A Typical $100 Monthly Investment Plan; other relevant information under Plan Investments and Deductions
13. (c) 15-Year Plan Investments and Deductions; Total 25-Year Plan Investments and Deductions when Extended Investment Option is Used; A Typical $100 Monthly Investment Plan; other relevant information under Plan Investments and Deductions; Planholders May Qualify for Reduced Sales Charges; Changing the Face Amount of Your Plan
13. (d) 15-Year Plan Investments and Deductions; Total 25-Year Plan Investments and Deductions when Extended Investment Option is Used; Purchasing Two or More Plans; Rights of Accumulation

ITEM
NUMBER              LOCATION IN PROSPECTUS OR PROSPECTUS CAPTION(S)

13. (e)             Service Charges and Other Fees
13. (f)             Omitted pursuant to Instruction 3 of Form S-6
13. (g)             Omitted pursuant to Instruction 3 of Form S-6
14.                 Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives; Starting a Pioneer Independence Plan;
                    Rights and Privileges of Planholders
15.                 Cover Page; Pioneer Independence Plans--Helping Planholders
                    Meet their Investment Objectives;
                    Starting a Pioneer Independence Plan; Rights and Privileges of Planholders
16.                 Investment Objective of the Fund; Substitution of the
                    Underlying Investment; The Custodian
17. (a)             Partial Withdrawal or Redemption Without Termination of the
                    Plan; Systematic Withdrawal Program; Cancellation and Refund
                    Rights; Termination of a Plan by the Planholder and Withdrawal of Shares
17. (b)             Cover Page; Starting a Pioneer Independence Plan; The
                    Custodian; Fund's Prospectus accompanying the Prospectus for the Plans
17. (c)             Making Investments Ahead of Schedule to Complete a Plan
                    Early; Extended Investment Option; Termination of a Plan by the Sponsor or Custodian

18. (a)             Omitted pursuant to Instruction 3 of Form S-6
18. (b)             Dividends and Distributions
18. (c)             Omitted pursuant to Instruction 3 of Form S-6
18. (d)             Omitted pursuant to Instruction 3 of Form S-6
19.                 Statements, Reports and Notices; Taxes; The Custodian
20. (a)             The Custodian
20. (b)             The Custodian
20. (c)             The Custodian
20. (d)             Omitted pursuant to Instruction 3 of Form S-6
20. (e)             Omitted pursuant to Instruction 3 of Form S-6
20. (f)             Omitted pursuant to Instruction 3 of Form S-6
21. (a)             Omitted pursuant to Instruction 3 of Form S-6
21. (b)             Omitted pursuant to Instruction 3 of Form S-6
21. (c)             Omitted pursuant to Instruction 3 of Form S-6
22.                 Custodian Agreement (exhibit)
23.                 Response set forth in Form N-8B-2 only
24.                 Omitted pursuant to Instruction 3 of Form S-6

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.                 The Sponsor
26. (a)             Omitted pursuant to Instruction 3 of Form S-6
26. (b) (1)         Fund's Prospectus accompanying the Prospectus for the Plans
26. (b) (2)         Fund's Prospectus accompanying the Prospectus for the Plans
26. (b) (3)         The Fund; Fund's Prospectus accompanying the Prospectus for the Plans
26. (b) (4)         Omitted pursuant to Instruction 3 of Form S-6
27.                 The Sponsor; Fund's Prospectus accompanying the Prospectus for the Plans
28.                 The Sponsor
29.                 The Sponsor
30.                 Omitted pursuant to Instruction 3 of Form S-6

ITEM
NUMBER              LOCATION IN PROSPECTUS OR PROSPECTUS CAPTION(S)

31.                 Omitted pursuant to Instruction 3 of Form S-6
32.                 Omitted pursuant to Instruction 3 of Form S-6
33.                 Omitted pursuant to Instruction 3 of Form S-6
34.                 Omitted pursuant to Instruction 3 of Form S-6

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES
35. (A)             Omitted pursuant to Instruction 3 of Form S-6
35. (B)             Pioneer Independence Plans
35. (C)             Omitted pursuant to Instruction 3 of Form S-6
36.                 Omitted pursuant to Instruction 3 of Form S-6
37.                 Omitted pursuant to Instruction 3 of Form S-6
38. (a)             The Sponsor
38. (b)             The Sponsor
38. (c)             Pioneer Independence Plans--Helping Planholders Meet their
                    Investment Objectives
39. (a)             The Sponsor
39. (b)             The Sponsor
40.                 Omitted pursuant to Instruction 3 of Form S-6
41. (a)             The Sponsor; Fund's Prospectus accompanying the Prospectus for the Plans
41. (b)             Omitted pursuant to Instruction 1 of Form S-6
41. (c)             Omitted pursuant to Instruction 1 of Form S-6
42.                 Omitted pursuant to Instruction 3 of Form S-6
43.                 Omitted pursuant to Instruction 3 of Form S-6
44. (a)             Fund's Prospectus accompanying the Prospectus for the Plans
44. (b)             Omitted pursuant to Instruction 3 of Form S-6


44. (c) 15-Year Plan Investments and Deductions; Total 25-Year Plan Investments and Deductions when Extended Investment Option is Used; Purchasing Two or More Plans; Rights of Accumulation

45.                 Omitted pursuant to Instruction 3 of Form S-6
46. (a)             Fund's Prospectus accompanying the Prospectus for the Plans
46. (b)             Omitted pursuant to Instruction 3 of Form S-6
47.                 Investment Objective of the Fund; Substitution of the
                    Underlying Investment; The Custodian

V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
48.                 The Custodian
49.                 Service Charges and Other Fees
50.                 Omitted pursuant to Instruction 3 of Form S-6

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.                 Omitted pursuant to Instruction 3 of Form S-6

VII.  POLICY OF REGISTRANT/REGULATED INVESTMENT COMPANY
52. (a)             Substitution of the Underlying Investment
52. (b)             Omitted pursuant to Instruction 3 of Form S-6
52. (c) (1)         Substitution of the Underlying Investment
52. (c) (2)         Substitution of the Underlying Investment

ITEM
NUMBER              LOCATION IN PROSPECTUS OR PROSPECTUS CAPTION(S)

52. (c) (3)         Omitted pursuant to Instruction 3 of Form S-6
52. (c) (4)         Substitution of the Underlying Investment
52. (c) (5)         Substitution of the Underlying Investment
52. (d)             Omitted pursuant to Instruction 3 of Form S-6
53.                 Taxes; Fund's Prospectus accompanying the Prospectus for the
                    Plans

VIII.  FINANCIAL AND STATISTICAL INFORMATION
54.                 Omitted pursuant to Instruction 3 of Form S-6


55.                 A Typical $100 Monthly Investment Plan

56.                 Omitted pursuant to Instruction 1 of Form S-6
57.                 Omitted pursuant to Instruction 1 of Form S-6
58.                 Omitted pursuant to Instruction 1 of Form S-6


59. (a)(1)          Balance Sheet at February 20, 1998
59. (a)(2)          Not applicable
59. (c)(1)          Consolidated Statement of Financial Condition at
                    December 31, 1997
59. (c)(2)          Consolidated Statement of Operations at
                    December 31, 1997

Pioneer
Independence
Plans



PROSPECTUS
MARCH 12, 1998

         Pioneer Independence Plans (the "Plans") for the accumulation of shares of Pioneer Independence Fund (the "Fund") are offered by Pioneer Funds Distributor, Inc., the sponsor and principal underwriter ("Sponsor"). Under a Plan, an investor (the "Planholder") makes fixed monthly investments for 15 years (a total of 180 investments), with the option to make additional monthly investments for up to a total of 25 years (a total of 300 investments). The Plans are designed to help investors create an investment fund for future capital or income needs and build equity over a period of years by systematically investing a modest sum each month in shares of a mutual fund.


         Investments under a Plan are applied, after authorized deductions, to the purchase of Fund shares at net asset value. A Plan should be considered a long-term investment and is not suitable for investors seeking quick profits or who might be unable to complete a Plan. A front-end sales load, the "Creation and Sales Charge," is deducted from the first 12 investments. Because of the Creation and Sales Charge, withdrawal of an investment or termination of a Plan during the period in which the first 12 investments in a Plan are made will probably result in a loss to the investor.


         The value of a Plan is subject to fluctuations in the value of the shares of the Fund, which in turn is based upon the value of the securities in its portfolio. The Fund's investment results will vary depending on the composition of its portfolio, market conditions and the Fund's operating expenses. See "Investment Objective and Policies" in the Fund's Prospectus. A Plan calls for monthly investments at regular intervals regardless of the price level of the Fund shares. Planholders should therefore consider their financial ability to continue investments in a Plan. Terminating a Plan at a time when the value of the Fund shares then held is less than the Planholder's cost associated with a Plan will result in a loss to the Planholder.


     FUND RETURNS AND SHARE PRICES FLUCTUATE AND THE VALUE OF YOUR FUND SHARES UPON REDEMPTION MAY BE MORE OR LESS THAN YOUR PURCHASE PRICE. SHARES IN THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER DEPOSITORY INSTITUTION, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

         SHARES OF THE FUND ARE OFFERED TO THE GENERAL PUBLIC ONLY THROUGH THE PLANS.


     A PLANHOLDER HAS THE RIGHT TO A 45-DAY REFUND OF THE VALUE OF HIS OR HER INVESTMENT, AS WELL AS CERTAIN OTHER LIMITED REFUND RIGHTS FOR CERTAIN PERIODS OF TIME AND UNDER THE CONDITIONS DESCRIBED IN MORE DETAIL UNDER "CANCELLATION AND REFUND RIGHTS."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUS OF THE FUND, WHICH CONTAINS A DESCRIPTION OF THE FUND. BOTH PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

     TABLE OF CONTENTS                                                      PAGE
--------------------------------------------------------------------------------


I.     PIONEER INDEPENDENCE PLANS -- HELPING PLANHOLDERS MEET THEIR
       INVESTMENT OBJECTIVES...................................................3
II.    PLAN INVESTMENTS AND DEDUCTIONS.........................................3
III.   15-YEAR PLAN INVESTMENTS AND DEDUCTIONS.................................4
IV.    TOTAL 25-YEAR PLAN INVESTMENTS AND DEDUCTIONS WHEN EXTENDED
       INVESTMENT OPTION IS USED...............................................5
V.     A TYPICAL $100 MONTHLY INVESTMENT SCHEDULE..............................5
VI.    INVESTMENT OBJECTIVE OF THE FUND........................................5
VII.   STARTING A PIONEER INDEPENDENCE PLAN....................................5
VIII.  CREATION AND SALES CHARGES..............................................6
IX.    RIGHTS AND PRIVILEGES OF PLANHOLDERS....................................6
            Automatic Investment Option........................................6
            Planholders May Qualify for Reduced Sales Charges..................6
            Making Investments Ahead of Schedule to Complete a Plan Early......6
            Changing the Face Amount of Your Plan..............................7
            Partial withdrawal or Redemption Without Termination of the Plan...8
            Replacements of Partial Withdrawals................................8
            Extended Investment Option.........................................8
            Systematic Withdrawal Program......................................8
            Cancellation and Refund Rights.....................................8
            Termination of a Plan by the Planholder and Withdrawal of Shares...9
            Replacement Privilege on Termination...............................9
            Dividends and Distributions........................................9
            Voting Rights in Fund Shares......................................10
            Transfer or Assignment of Rights in a Plan........................10
            Statements, Reports and Notices...................................10
X.     TERMINATION OF A PLAN BY THE SPONSOR OR CUSTODIAN......................10
XI.    SERVICE CHARGES AND OTHER FEES.........................................10
XII.   TAXES..................................................................11
XIII.  THE FUND...............................................................11
XIV.   SUBSTITUTION OF THE UNDERLYING INVESTMENT..............................11
XV.    RETIREMENT PLANS.......................................................12
XVI.   THE SPONSOR............................................................12
XVII.  THE CUSTODIAN..........................................................13
XVIII. PIONEER INDEPENDENCE PLANS.............................................13
XIX.   FINANCIAL STATEMENTS...................................................14
            Pioneer Independence Plans........................................14
            Pioneer Funds Distributor, Inc....................................16

I. PIONEER INDEPENDENCE PLANS -- HELPING PLANHOLDERS MEET THEIR INVESTMENT OBJECTIVES

         Many people who desire to accumulate an investment portfolio for their future through a planned long-range investment program find it difficult to accumulate enough money to efficiently purchase stocks directly. The Plans are designed to help investors create an investment fund for future capital or income needs and build equity over a period of years by systematically investing a modest sum each month in shares of a mutual fund.

         The value of a Plan is subject to fluctuations in the value of the securities in the underlying Fund's portfolio. The Planholder makes monthly Plan investments at regular intervals regardless of the price level of the shares of the Fund. Planholders should consider, therefore, their financial ability to initiate and continue a Plan. Ownership of a Plan does not eliminate the risk inherent in the ownership of any security. Terminating a Plan at a time when the value of acquired Fund shares held in the Plan is less than the Planholder's original cost for Fund shares held under the Plan will result in a loss to the Planholder.

         An investor should consider the following aspects of the Plan before making an investment:


     1. A Plan represents an agreement between the Planholder, the Sponsor, and State Street Bank and Trust Company (the "Custodian") under which amounts invested (after deduction of Creation and Sales Charges and other fees) are used to purchase shares of the Fund at net asset value.


     2. Each Plan includes a Creation and Sales Charge, which is sometimes called a "front-end load" sales charge, equal to a maximum of 50% of the first 12 investments. The effect of a front-end load is that if you terminate your Plan between the second and eighteenth month, total deductions may amount to as much as 15% of your total Plan investments made up to that date and as much as 31.6% after 18 months. However, the maximum Creation and Sales Charge for a 15-year Plan is only 3.33% when expressed as a percentage of the total Plan investments. Accordingly, a Plan is not suited for short-term investments. See "Creation and Sales Charges."

     3. Investments under a Plan will not constitute direct ownership of Fund shares, but rather an interest in a trust which will have direct ownership of the Fund's shares on behalf of each Planholder. Planholders have only a beneficial interest in the underlying shares of the Fund. A Planholder will, however, retain full voting rights with respect to such underlying shares of the Fund. The Custodian will vote the shares held for Planholders' accounts in accordance with their instructions.


     4. A Plan may be terminated by the Custodian or Sponsor if a Planholder fails to make investments under his or her Plan for a period of 12 consecutive months or if Fund shares are not available and a substitution is not made. See "Termination of a Plan by the Sponsor or Custodian." Planholders must be notified of any substitution of the Plan's underlying investment. See "Substitution of the Underlying Investment."


     5. The dealer firm of record has proprietary rights to all commissions, including any service fees, earned from the Sponsor during the duration of your Plan. The dealer firm of record is under no obligation to transfer your Plan to another dealer firm as long as its dealer agreement with the Sponsor is still in effect; thus, a new dealer engaged by a Planholder may have no direct incentive to provide services with respect to the Plan. If the dealer firm of record chooses to release a Plan to a new dealer firm, the new dealer firm must first complete, sign and signature guarantee a release form that can be obtained from the Sponsor. The form must be returned to and accepted by the Custodian.

     6. The Sponsor is not required to notify Planholders or seek their approval prior to replacing the Custodian. The terms of the Custodian Agreement, however, cannot be amended to adversely affect the rights and privileges of a Planholder without obtaining his or her written consent.


II.  PLAN INVESTMENTS AND DEDUCTIONS

         The following tables show the range of available monthly Plan investments to be made, total Plan investments (known as the "face amount" of the Plan) to be made and the Creation and Sales Charges that will be charged on each monthly Plan investment. The total charges as a percentage of the total amount invested under a Plan and as a percentage of the net amount invested are also shown. This information is based solely on investments made under a Plan and does not reflect any investment experience, dividend or income from the Fund over the period of a Plan, or expenses of the Fund or any other charges.

         The Creation and Sales Charges reflected below are specified under the Plans and may not be increased. The Fund also incurs expenses as described under "The Fund." Fund expenses are not specified under the terms of the Plans and may vary from year to year.



                III. 15-YEAR PLAN INVESTMENTS AND DEDUCTIONS

                                           CREATION AND SALES CHARGE
                          ----------------------------------------------------------
                                      PER                          TO NET
  MONTHLY                   PER     INVEST-     TOTAL       TO     INVEST-  MONTHLY
   PLAN         TOTAL     INVEST-    MENT       SALES      TOTAL    MENT     PLAN
  INVEST-      INVEST-      MENT    13 THRU    CHARGE     INVEST-    IN     INVEST-
   MENT         MENT     1 THRU 12    180        (A)       MENT    SHARES    MENT
---------- ------------- --------- -------- ------------- ------- ------- ----------
$    50.00 $    9,000.00 $   25.00       $0 $      300.00   3.33%   3.45% $    50.00
     75.00     13,500.00     37.50        0        450.00   3.33%   3.45%      75.00
    100.00     18,000.00     50.00        0        600.00   3.33%   3.45%     100.00
    125.00     22,500.00     62.50        0        750.00   3.33%   3.45%     125.00
    150.00     27,000.00     75.00        0        900.00   3.33%   3.45%     150.00
    166.66     29,998.80     83.33        0        999.96   3.33%   3.45%     166.66
    200.00     36,000.00    100.00        0      1,200.00   3.33%   3.45%     200.00
    250.00     45,000.00    125.00        0      1,500.00   3.33%   3.45%     250.00
    300.00     54,000.00    150.00        0      1,800.00   3.33%   3.45%     300.00
    350.00     63,000.00    175.00        0      2,100.00   3.33%   3.45%     350.00
    400.00     72,000.00    200.00        0      2,400.00   3.33%   3.45%     400.00
    450.00     81,000.00    225.00        0      2,700.00   3.33%   3.45%     450.00
    500.00     90,000.00    250.00        0      3,000.00   3.33%   3.45%     500.00
    600.00    108,000.00    300.00        0      3,600.00   3.33%   3.45%     600.00
    700.00    126,000.00    350.00        0      4,200.00   3.33%   3.45%     700.00
    800.00    144,000.00    400.00        0      4,800.00   3.33%   3.45%     800.00
    900.00    162,000.00    450.00        0      5,400.00   3.33%   3.45%     900.00
  1,000.00    180,000.00    500.00        0      6,000.00   3.33%   3.45%   1,000.00
  1,250.00    225,000.00    625.00        0      7,500.00   3.33%   3.45%   1,250.00
  1,500.00    270,000.00    675.00        0      8,100.00   3.00%   3.09%   1,500.00
  1,750.00    315,000.00    700.00        0      8,400.00   2.67%   2.74%   1,750.00
  2,000.00    360,000.00    750.00        0      9,000.00   2.50%   2.56%   2,000.00
  2,500.00    450,000.00    812.50        0      9,750.00   2.17%   2.21%   2,500.00
  5,000.00    900,000.00  1,250.00        0     15,000.00   1.67%   1.69%   5,000.00

 10,000.00  1,800,000.00  1,500.00        0     18,000.00   1.00%   1.01%  10,000.00





(A) Does not include an annual distribution and service fee paid by the Fund of up to 0.25% based on the Fund's average daily net assets. See "Distribution Plan" in the Fund's Prospectus.



             IV. TOTAL 25-YEAR PLAN INVESTMENTS AND DEDUCTIONS WHEN
                       EXTENDED INVESTMENT OPTION IS USED

                                         CREATION AND SALES CHARGE
                          -------------------------------------------------------
                                      PER                       TO NET
  MONTHLY                   PER     INVEST-    TOTAL     TO     INVEST-  MONTHLY
   PLAN         TOTAL     INVEST-    MENT      SALES    TOTAL    MENT     PLAN
  INVEST-      INVEST-      MENT    13 THRU   CHARGE   INVEST-    IN     INVEST-

   MENT         MENT     1 THRU 12    300       (A)     MENT    SHARES    MENT
---------- ------------- --------- -------- ---------- ------- ------- ----------

$    50.00 $   15,000.00 $   25.00       $0 $   300.00   2.00%   2.04% $    50.00
     75.00     22,500.00     37.50        0     450.00   2.00%   2.04%      75.00
    100.00     30,000.00     50.00        0     600.00   2.00%   2.04%     100.00
    125.00     37,500.00     62.50        0     750.00   2.00%   2.04%     125.00
    150.00     45,000.00     75.00        0     900.00   2.00%   2.04%     150.00

    166.66     49,998.00     83.33        0     999.96   2.00%   2.04%     166.66
    200.00     60,000.00    100.00        0   1,200.00   2.00%   2.04%     200.00
    250.00     75,000.00    125.00        0   1,500.00   2.00%   2.04%     250.00
    300.00     90,000.00    150.00        0   1,800.00   2.00%   2.04%     300.00
    350.00    105,000.00    175.00        0   2,100.00   2.00%   2.04%     350.00
    400.00    120,000.00    200.00        0   2,400.00   2.00%   2.04%     400.00
    450.00    135,000.00    225.00        0   2,700.00   2.00%   2.04%     450.00
    500.00    150,000.00    250.00        0   3,000.00   2.00%   2.04%     500.00
    600.00    180,000.00    300.00        0   3,600.00   2.00%   2.04%     600.00
    700.00    210,000.00    350.00        0   4,200.00   2.00%   2.04%     700.00
    800.00    240,000.00    400.00        0   4,800.00   2.00%   2.04%     800.00
    900.00    270,000.00    450.00        0   5,400.00   2.00%   2.04%     900.00
  1,000.00    300,000.00    500.00        0   6,000.00   2.00%   2.04%   1,000.00
  1,250.00    375,000.00    625.00        0   7,500.00   2.00%   2.04%   1,250.00
  1,500.00    450,000.00    675.00        0   8,100.00   1.80%   1.83%   1,500.00
  1,750.00    525,000.00    700.00        0   8,400.00   1.60%   1.63%   1,750.00
  2,000.00    600,000.00    750.00        0   9,000.00   1.50%   1.52%   2,000.00
  2,500.00    750,000.00    812.50        0   9,750.00   1.30%   1.32%   2,500.00
  5,000.00  1,500,000.00  1,250.00        0  15,000.00   1.00%   1.01%   5,000.00

 10,000.00  3,000,000.00  1,500,00        0  18,000.00   0.60%   0.60%  10,000.00





(A) Does not include an annual distribution and service fee paid by the Fund of up to 0.25% based on the Fund's average daily net assets. See "Distribution Plan" in the Fund's Prospectus.

                                 V. A TYPICAL $100 MONTHLY INVESTMENT PLAN
                           (Assuming that all investments are made in accordance
                               with the terms of Pioneer Independence Plans)

                                                     AT THE END OF                AT THE END OF                AT THE END OF
                           AGGREGATE                    6 MONTHS                     1 YEAR                       2 YEARS
                             AMOUNT                 (6 INVESTMENTS)             (12 INVESTMENTS)             (24 INVESTMENTS)
                     -----------------------    -------------------------    ------------------------     ------------------------
                                     %                           %                            %                           %
                                 of Total                     of Total                    of Total                     of Total
                      Amount    Investment        Amount     Investment        Amount    Investment        Amount     Investment
----------------------------------------------------------------------------------------------------------------------------------
15 YEARS
(180 INVESTMENTS)
Total Investments    $18,000    100.00%         $600        100%             $1,200      100%             $2,400     100%
Deduct:
  Creation and
    Sales Charge     $600       3.33%           $300        50%              $600        50%              $600       25%
Net Amount Invested
  in a Plan          $17,400    96.67%          $300        50%              $600        50%              $1,800     75%
25 YEARS
(300 INVESTMENTS)
Total Investments    $30,000    100.00%         $600        100%             $1,200      100%             $2,400     100%
Deduct:
  Creation and
    Sales Charge     $600       2.00%           $300        50%              $600        50%              $600       25%
Net Amount Invested
  in a Plan          $29,400    98.00%          $300        50%              $600        50%              $1,800     75%



(1) Dividends and distributions received on Fund shares, during the periods shown, have not been included or reflected in any way in the foregoing figures.
(2) The 25-year investment schedule reflects the charges applicable to a 15-year Plan which is continued under the extended investment option.


                FUND ANNUAL EXPENSES (AFTER EXPENSE LIMITATION)
            (as a percentage of the Fund's average daily net assets)


          Management Fee (after fee waiver). . . . . .   0.00%
          12b-1 Fee  . . . . . . . . . . . . . . . . .   0.25%
          Other Expenses (estimated) . . . . . . .       1.25%
                                                         ----
          Total Expenses (after fee waiver) . . . . .    1.50%
                                                         ====


Pioneering Management Corporation, the Fund's investment adviser, has agreed not to impose all or a portion of its management fee and to make other arrangements, if necessary, to limit the operating expenses of the Fund to 1.50% of the Fund's average daily net assets. Absent the fee waiver, management fee and total expenses would be 0.75% and 2.20%, respectively. This agreement is voluntary and temporary and may be revised or terminated at any time after the expiration of the 1998 fiscal year. For a discussion of Fund expenses, refer to "Expense Information" and "Management of the Fund" in the Fund's Prospectus.

VI.  INVESTMENT OBJECTIVE OF THE FUND


         Pioneer Independence Fund ("the Fund") is an open-end management investment company. The Fund seeks growth of capital. The Fund will invest in a diversified portfolio of securities consisting primarily of common stocks. For more information about the Fund, including charges and expenses, see the attached Fund Prospectus. Read it carefully before you invest or send money. Fund returns and share prices fluctuate and, upon redemption, the value of the Fund shares held in a Plan may be more or less than the purchase price. The past performance of an investment does not guarantee future results.


VII.  STARTING A PIONEER INDEPENDENCE PLAN

         To start a Plan, complete the attached Plan Application indicating the monthly Plan investment amount for your Plan. Because a Plan is specifically designed for regular monthly investing, you are encouraged to invest through an automatic investment option such as military government allotment or a preauthorized check transaction (a "PACT").


         To elect an automatic investment option complete the required forms and have your investment dealer forward them to the Custodian. See "Automatic Investment Option."


         To invest by check, have your investment dealer send your check to the Custodian with your Plan Application. Write your check for the amount of your initial monthly Plan investment and make it payable to State Street Bank and Trust Company. As described in "Service Charges and Other Fees," a separate processing fee may be charged for each investment made by check.


       After your Plan Application is accepted by the Custodian and your initial investment is received, you will receive a confirmation statement showing the number of whole and fractional shares of the Fund purchased for your Plan. After the initial investment, Planholders should send regularly scheduled monthly Plan investments, made payable to State Street Bank and Trust Company, directly to the Custodian. Each monthly Plan investment, after applicable deductions, will be applied to the purchase of Fund shares at the then current net asset value. If the Custodian does not receive monthly Plan investments for a period of 12 consecutive months, then the Sponsor or Custodian may terminate your Plan as described under "Termination of a Plan by the Sponsor or Custodian."


        A Planholder may terminate a Plan completely or partially at any time as described on pages 7 and 9. Any correspondence regarding your Plan should be addressed to your investment dealer or to Boston Financial Data Services, P.O. Box 8300, Boston, Massachusetts 02266-8300.


VIII.  CREATION AND SALES CHARGES

         The Sponsor receives a Creation and Sales Charge as compensation for its services and costs in creating the Plans and arranging for their administration, for making the Fund shares available to Planholders at their net asset value and for certain selling expenses and commissions with respect to the Plans. These charges are deducted from each of the first 12 monthly Plan investments. For example, on a $100 a month Plan, $50 is deducted from each of the first 12 monthly Plan investments. After the 12th investment, Creation and Sales Charges no longer apply to subsequent monthly investments. Deductions will decrease proportionately on certain larger Plans. See "Plan Investments and Deductions."


IX.  RIGHTS AND PRIVILEGES OF PLANHOLDERS

         A Plan is established in the name of the Planholder at the time of issuance and constitutes an individual agreement among the Planholder, the Sponsor and the Custodian. No agent or other person has the authority to modify, alter or otherwise change the terms of the Plan or to bind the Sponsor, the Custodian or the issuer of Fund shares by any statement, written or oral, not contained in this Prospectus. Under the terms of a Plan, Planholders enjoy certain rights, privileges and options which are described as follows.

AUTOMATIC INVESTMENT OPTION

         If a Planholder wishes to have investments in a Plan made automatically each month without having to write a check and mail it to the Custodian, the Planholder may elect an automatic investment option for the Plan. Each Plan for which an automatic investment option has been elected is funded automatically each month through the Planholder's bank account, PACT or, for U.S. military personnel, a government allotment. To initiate an automatic investment option, the Planholder should complete the appropriate forms and forward them to the Custodian. A request to terminate a PACT must be received by the Custodian at least 15 days prior to the date of the next scheduled monthly Plan investment.

PLANHOLDERS MAY QUALIFY FOR REDUCED SALES CHARGES

         To qualify for reduced Creation and Sales Charges, the Planholder must submit a written request that the face amounts of existing Plans and/or the then current net asset value of other Pioneer mutual fund accounts be combined with the face amounts indicated on any new Plan applications for the purpose of determining the applicable Creation and Sales Charge for the new Plan(s).

         PURCHASING TWO OR MORE PLANS. The face amounts of two or more Plans purchased at one time by "any person" (see below) may be combined to take advantage of the lower Creation and Sales Charges available on larger sized Plans. Creation and Sales Charges will be determined by the face amounts of the Plans selected.

         The term "any person" includes:

     [bullet] an individual, his or her spouse and their children under the age of 21 and their grandchildren under age 21 who are beneficiaries of a Uniform Gifts to Minors Act or Uniform Transfers to Minors Act account in which the Planholder serves as custodian, or

     [bullet] a trustee or other fiduciary of a single trust estate or single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code")).


     RIGHTS OF ACCUMULATION. When purchasing any new Plan(s) or increasing the face amount of any existing Plan(s), a right of accumulation may exist. If such Plans are registered in the name of "any person" (see above), the Plans may qualify for a reduced Creation and Sales Charge on the new Plan by combining the face amount of the new Plan with the face amount(s) of any existing Plan(s) on which investments due are current (see below) and/or with the current value of shares owned in certain other Pioneer mutual funds for which Pioneering Management Corporation or an affiliate is the investment manager.


     The new Plan includes the total face amounts of any new Plans plus the face amounts of Plans on which an increase in monthly investments is requested. For rights of accumulation, a Plan is considered to be current if: (1) it has been completed and not redeemed; (2) it has not been completed but has at least as many investments recorded as there are months elapsed since the establishment date or since a Plan face amount increase date; or (3) the Planholder is a tax-qualified plan or an individual retirement account ("IRA").

MAKING INVESTMENTS AHEAD OF SCHEDULE TO COMPLETE A PLAN EARLY


        A Planholder may complete his or her Plan ahead of schedule by making monthly Plan investments in advance of their normal due date, but the Planholder may not normally make more than 24 investments in any one calendar year (including the current investment). In addition to these investments made in advance of their scheduled dates, a Planholder may make an additional 24 investments during the life of the Plan. Monthly Plan investments may be combined and periodically paid in a lump sum to make a Plan that is in arrears current (see "Rights of Accumulation"). These prepayment rules may be waived for a transfer or rollover of an IRA into a Plan or in the event of the death of the Planholder. There is no reduction in the Creation and Sales Charge for advance investments.

CHANGING THE FACE AMOUNT OF YOUR PLAN


        The face amount of a Plan is the total value of the monthly Plan investments scheduled by the Planholder to be made in his or her Plan. The range of face amounts offered is listed under "Plan Investments and Deductions." Increases and decreases in face amount can be made by a written notice to the Custodian, accompanied by a new completed Plan Application. A Planholder may change the face amount of a Plan under the following circumstances.

         A Planholder may increase the face amount of his or her Plan at any time, provided the new face amount is a face amount offered by the Sponsor. An increase in the face amount of a Plan does not create new cancellation and refund rights as to the new Plan that is created.

      A Planholder may decrease the face amount of his or her Plan by 50% within 12 investments of the commencement of a Plan. If a decrease is to occur on an existing Plan that previously has been increased, the decrease cannot result in a new face amount lower than that of the original Plan.

         For each face amount change, the Creation and Sales Charge already paid on the existing Plan will be recomputed to reflect the new Plan face amount. The Creation and Sales Charges already paid on the existing Plan will be credited to the Creation and Sales Charge applicable to the new face amount. Excess Creation and Sales Charges under a Plan will be invested directly in Fund shares for the Planholder at the net asset value as of the day the change occurs. Any additional Creation and Sales Charges due under a Plan will be assessed on the next 12 monthly Plan investments.

PARTIAL WITHDRAWAL OR REDEMPTION WITHOUT TERMINATION OF THE PLAN

         A Planholder may request a partial withdrawal or redemption of his or her Fund shares without terminating the Plan, only if the Planholder has owned his or her Plan for at least 45 days. Withdrawal or redemption of all of a Planholder's Fund shares will normally result in termination of the Plan.

         For Plans that have been owned for at least 45 days, the Planholder may elect to withdraw up to 90% of the underlying Fund shares from his or her Plan (and hold such Fund shares directly) or may direct the Custodian, as the Planholder's agent, to withdraw and then redeem up to 90% of the Planholder's Fund shares and pay the proceeds to the Planholder. Requests under this privilege that exceed 90% of the net asset value of the Fund shares in the Planholder's account may result in full redemption of the entire balance in the Plan.


         A request for a partial withdrawal or redemption may be made in writing or by telephone. While there is currently no limit to the number of partial withdrawals or redemptions that can be made by a Planholder, each partial withdrawal or redemption must be at least $100. Shares are withdrawn or redeemed at their net asset value next determined after a request in proper form (including signature guarantees and other documentation, if applicable) is received by the Custodian. Requests received in proper form prior to the close of the New York Stock Exchange (the "Exchange") on any business day of the Fund will be confirmed at the price determined as of the close of that day. No partial withdrawal or redemption shall affect the total number of monthly Plan investments to be made or the unpaid balance of monthly Plan investments. As discussed under "Taxes," there may be federal income tax consequences upon a partial redemption of Fund shares.


         WRITTEN REQUESTS. Written requests must be signed by all registered Planholders and should be sent to the Custodian. Redemption proceeds will be mailed to the address of record unless instructions to the contrary are received with the Planholders' signatures guaranteed. In the case of a cash withdrawal (a redemption), the Custodian or Sponsor may require additional documentation.

        If a cash withdrawal is: (a) more than $100,000, (b) made payable to an individual other than the Planholder of record, or (c) to be sent to an address other than the address of record, a letter of instruction will be required, signed by all Planholders with signatures guaranteed in a form acceptable to the Custodian. A Planholder should be able to obtain an acceptable signature guarantee from a bank, broker, dealer, credit union (if authorized under state law), securities exchange or association, clearing agency or savings association. Signature guarantees are not accepted by facsimile. A notarized signature will not be sufficient for the request to be in proper order. A signature guarantee is not required for cash withdrawals of $100,000 or less, if requested by and payable to all Planholders of record, and to be sent to the address of record for that Plan account. However, the Sponsor reserves the right to require signature guarantees on all redemptions. A signature guarantee is required in connection with most requests for transfer of Plan ownership. Also, a signature guarantee is required if the Sponsor or the Custodian, in the sole discretion of either, believes that a signature guarantee is warranted. All documents must be in proper order before any withdrawals or redemptions can be executed.


         TELEPHONE REQUESTS. Telephone withdrawals and redemptions by Planholders will automatically be authorized for each Plan (except Plans established as retirement accounts) unless the Planholder indicates otherwise on his or her Plan Application. For personal assistance, call the Custodian at 1-800-765-9565 between 8 a.m. and 6 p.m. Eastern time on weekdays. YOU ARE STRONGLY URGED TO CONSULT WITH YOUR FINANCIAL REPRESENTATIVE PRIOR TO REQUESTING ANY TELEPHONE TRANSACTION, AS THERE MAY BE TAX CONSEQUENCES AND/OR PENALTIES.

         A cash withdrawal can be made as a telephone transaction only if: (1) the proceeds are made payable to the Planholder(s) of record and mailed to the address of record; (2) there has been no change in the address of record on the Plan within the preceding 30 days; (3) the person requesting the withdrawal can provide proper identification information; and (4) the proceeds do not exceed $100,000. The cancellation and refund rights set forth on page 8 of this Prospectus may not be exercised by telephone. No telephone transaction request will be accepted which specifies a particular transaction date or any other special conditions.

         The Sponsor has made arrangements with certain dealers to accept telephone transaction instructions from the dealer on behalf of Plans for which the dealer is the firm of record. The Sponsor reserves the right to impose conditions on these dealers, including the condition that they enter into agreements (which contain additional conditions with respect to effecting telephone transactions) with the Sponsor. Any resulting loss from the dealer's failure to submit a telephone transaction within the prescribed time frame will be borne by that dealer.


        To confirm that each transaction instruction received by telephone is genuine, the Custodian will record each telephone transaction, require the caller to provide proper personal identification information and send the Planholder a written confirmation of each telephone transaction. If reasonable procedures, such as those described above, are followed, neither Pioneer Independence Plans, the Fund, the Custodian nor the Sponsor will be responsible for the authenticity of instructions received by telephone; therefore, the

Planholder bears the risk of loss for unauthorized or fraudulent telephone transactions. The Custodian or Sponsor may implement other procedures from time to time. During times of economic turmoil or market volatility or as a result of severe weather or a natural disaster, it may be difficult to contact the Custodian by telephone to institute a transaction. At such times, a Planholder should communicate with the Custodian in writing.


       VOLUNTARY TAX WITHHOLDING. A Planholder may request (in writing) that the Custodian withhold 28% of the dividends and capital gains distributions paid on any Fund shares held in his or her Plan account (before any reinvestment) and forward the amount withheld to the IRS as a credit against the Planholder's federal income taxes. This option is not available for Plan accounts registered as retirement plan accounts or for Plan accounts subject to backup withholding.

         GENERAL. Normally, a Planholder will be sent a check as a result of redeeming Fund shares under this or any of the options described in this Prospectus within seven days after such a request is received by the Custodian and all documents are in proper order. However, the Custodian will not mail redemption proceeds to a Planholder until checks or other orders for payment received for the Fund shares purchased by the Planholder have cleared, which may take up to 15 calendar days, from the date on which the check or other order for payment is received by the Custodian.

         Redemptions may be suspended and payments of redemption proceeds may be postponed during any period in which any of the following conditions exist: the Exchange is closed, other than for customary weekends and holidays; trading on the Exchange is restricted; an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of the net assets of its portfolio; or the Securities and Exchange Commission, by order, so permits.

REPLACEMENTS OF PARTIAL WITHDRAWALS

         After a partial cash withdrawal, the Planholder may, but is not required to, restore the value of his or her Plan by remitting to the Custodian an amount equal to the amount redeemed. The reinvested amount will be used to purchase Fund shares for the Planholder's account at the next determined net asset value for the Fund's shares. Any repayment of a partial cash withdrawal may not be made before 90 days from the date of redemption, except in the case of Planholder accounts that are IRAs, for which a reinvestment may be made after a period of 45 days. Full reinstatement of a partial cash withdrawal need not be accomplished in one transaction if the amount redeemed exceeds $500. However, the minimum for each reinvestment is 25% of the amount withdrawn or $500, whichever is less. Replacements of partial cash withdrawals must be clearly identified as such to distinguish them from regular monthly Plan investments.

EXTENDED INVESTMENT OPTION

         Under the extended investment option, a Planholder may continue making monthly investments after completing all scheduled investments under a Plan. The extended investment option must be exercised within six months after completing all scheduled investments under a Plan.

         If under this option a Planholder fails to make regularly scheduled investments for six consecutive months, after being credited for any advance investments made under the extended investment option, the Planholder forfeits his or her right to make such additional investments. All extended investment options will terminate on the date the 300th monthly investment is made under the Plan, and no further investments will be accepted after that date.

SYSTEMATIC WITHDRAWAL PROGRAM

         A Planholder may elect a systematic withdrawal program upon completion of all regularly scheduled investments. A Planholder may also elect a systematic withdrawal program from an incomplete Plan if the withdrawal is to be taken from a Plan that is part of an IRA and the Planholder has reached age 59 1/2.

         Under a systematic withdrawal program, the Custodian, as the Planholder's agent, will redeem sufficient Fund shares from the Plan at the net asset value at the time of such redemption to provide regular withdrawal payments of $50 or more on a monthly or quarterly basis, as elected by the Planholder. Except for the $50 minimum, there is no limitation on the size of withdrawals. All systematic withdrawal program transactions will be made as of the end of the day specified by the Planholder for the withdrawal (or, if such a day is not a business day, the first business day after that date).

         A Planholder has the right to change the dollar amount of withdrawals paid to him or her under the systematic withdrawal program or to discontinue a systematic withdrawal program at any time. There are no charges imposed for any regular withdrawals under a systematic withdrawal program.

         The Plan will remain in full force and effect with all rights and privileges until all Fund shares have been withdrawn from the Planholder's account. While the systematic withdrawal program is in effect, a Planholder must elect to reinvest all dividends and distributions in Fund shares to be held in his or her Plan account. A Planholder should realize that withdrawals in excess of dividends and distributions will be made from principal and may eventually exhaust the Planholder's account. Also, a gain or loss for tax purposes may be realized by the Planholder on each withdrawal payment.

         The Sponsor reserves the right to discontinue offering the systematic withdrawal program at any time after 90 days' notification to all Planholders.

CANCELLATION AND REFUND RIGHTS

         A Planholder has certain rights of cancellation.

         Within 60 days after the first investment under a Plan (which, for this purpose, is the date appearing on the confirmation statement following the initial investment), the Custodian will send a notice to the Planholder regarding the Planholder's cancellation rights. A Planholder may elect to cancel his or her Plan within 45 days of the mailing date of that notice by submitting a written request for cancellation to the Custodian, signed by the Planholder. In addition, a cancellation request involving a Plan with current net assets valued at more than $100,000 must be signature guaranteed, as described under "Partial Withdrawal or Redemption Without Termination of the Plan." The Planholder will receive a payment equal to the sum of (1) the total current net asset value of the Fund shares credited to the Planholder's account as of the end of the business day that the cancellation request is received by the Custodian and (2) a refund of all Creation and Sales Charges paid under the Plan.

         In addition, at any time within an 18-month period after the purchase of a Plan, the Planholder may surrender his or her Plan. To surrender a Plan, the Planholder should send to the

Custodian a written request signed by the Planholder. In addition, a surrender request involving a Plan with current net assets valued at more than $100,000 must be signature guaranteed, as described under "Partial Withdrawal or Redemption Without Termination of the Plan." Upon surrender, the Planholder will receive from the Custodian a payment equal to the sum of (a) the total current net asset value of the Fund shares credited to the Planholder's account as of the end of the business day of the surrender and (b) a refund equal to the amount of all Creation and Sales Charges paid to the date of surrender minus 15% of the gross amount the Planholder has paid as of that date. Service charges and other fees will not be refunded.

         If a Planholder surrenders his or her Plan under this cancellation and refund privilege, the Planholder may not reinstate his or her Plan at net asset value until all Creation and Sales Charges included in the redemption amount are first deducted from the reinstatement amount. This requirement is more fully explained below in "Replacement Privilege on Termination." Exercise of cancellation rights may be a taxable event for the Planholder. Planholders should consult their tax advisers.


         The Custodian will send the Planholder a written notice of the 18-month right of cancellation if either of the following occurs:

          (1) If, during the first 15 months after the date of issuance of the Plan, the Planholder has missed three or more investments; or

          (2) Following the first 15 months after the date of issuance of the Plan, but prior to the expiration of 18 months after such date, the Planholder has missed one or more investments. (If the Custodian has already sent a notice at 15 months, a second notice will not be required even if additional investments are missed.)


         These notices will inform the Planholder of his or her rights of cancellation as set forth above and will also include the value of the Planholder's account at the time the notice is sent.

TERMINATION OF A PLAN BY THE PLANHOLDER AND WITHDRAWAL OF SHARES

         A Planholder may terminate a Plan at any time by sending a written request to the Custodian.

         In terminating a Plan, the Planholder may, by written request signed by the Planholder, instruct the Custodian to: (a) redeem the Fund shares held in the Planholder's account or (b) deliver a confirmation statement for the Fund shares held under the Plan to the Planholder.

     If the Planholder directs the redemption of Fund shares, the Custodian will withdraw the Fund shares from the Plan account, redeem the Fund shares and send the proceeds directly to the Planholder. If the amount of the redemption is more than $100,000, is made payable to an individual other than the Planholder of record, or is to be sent to an address other than the address of record, the Planholder's request must be signature guaranteed as described under "Partial Withdrawal or Redemption Without Termination of the Plan." All documents must be in good order before a redemption can be executed. The redemption price will be the net asset value of the Fund shares next determined after such documents have been received in proper order by the Custodian. The redemption of Fund shares may be a taxable event for the Planholder.

         If the Planholder directs the delivery of the Fund shares held under the Plan, sufficient shares of the Fund will be redeemed by the Custodian to pay any authorized deductions and/or transfer taxes and the remaining Fund shares will be registered in the name of the Planholder. A Planholder who chooses to receive Fund shares, may exchange his or her Fund shares for shares of certain other Pioneer mutual funds for which Pioneering Management Corporation or an affiliate is the investment manager. The exchange privilege is more fully described in the Fund's Prospectus under the caption "Shareholder Services." Planholders will not be permitted to exchange such shares back into the Fund or to make additional direct investments in the Fund.

REPLACEMENT PRIVILEGE ON TERMINATION


         For Plans that have been completely terminated, the replacement privilege allows reinvestment of an amount equal to at least 10% of the net asset value of the Fund shares redeemed from a Plan, without any Creation and Sales Charge except as described below, in a reopened identically registered Plan account. Reinvestment is made at the net asset value per Fund share next determined following the timely receipt by the Custodian of a replacement order and payment. The replacement privilege must be exercised within 90 days following the date of termination of the Plan. For the federal income tax effects of replacement and reinvestment, see "Taxes."


         The replacement privilege is available to Planholders who have not previously exercised this privilege. The replacement privilege does not abrogate the partial withdrawal or redemption without termination privilege described on page 7. If a Planholder has redeemed Fund shares from a Plan under the procedures described under "Cancellation and Refund Rights" on page 8, the Planholder will not be permitted to replace at net asset value the proceeds from such a cancellation or refund until all refunded Creation and Sales Charges have been deducted from the amount offered for the replacement.

         The Sponsor may in its sole discretion offer additional replacement options from time to time.

DIVIDENDS AND DISTRIBUTIONS


         All Fund dividends and distributions, after any applicable deductions, are reinvested automatically in additional shares of the Fund as of the payment date, at the net asset value determined on the ex-dividend date of the dividend or distribution, unless the Planholder elects to receive the dividends or distributions by check. See "Service Charges and Other Fees." No Creation and Sales Charge is made on any such reinvestments. If the Planholder wishes to receive the dividends and other distributions in cash - rather than in additional shares of the Fund - the Planholder must so instruct the Custodian in writing. Such instructions must be received at least seven days prior to the record date of a dividend or distribution. A Planholder may change these instructions at any time.

         Dividends and other distributions by the Fund are made on a per-share basis. After every distribution, the value of a Fund share drops by the amount of the distribution. If a Plan investment is made shortly before the ex-dividend date of the dividend or distribution, the Planholder will pay the full price for the shares including the amount that is soon to be paid as a dividend.

VOTING RIGHTS IN FUND SHARES

         Pioneer Independence Plans, as a shareholder of the Fund, has certain voting rights in Fund shares which are held on behalf of the Plans. Each Planholder is permitted to exercise voting rights attributable to the Fund shares held in the Planholder's account. The Custodian will vote the Fund shares held in a Planholder's account in accordance with that Planholder's instructions. In the absence of such instructions, the Custodian will vote a Planholder's shares in the same proportion as it votes the shares for which it has received instructions from other Planholders.

         Planholders may attend any shareholder meetings of the Fund, and if a Planholder wishes to vote in person the Fund shares held in his or her Plan account, the Planholder may submit a written request to the Custodian prior to the meeting for a proxy which will permit the Fund shares to be voted in person by the Planholder.

TRANSFER OR ASSIGNMENT OF RIGHTS IN A PLAN


         If a Planholder desires to secure a loan, the Planholder (other than a tax-qualified retirement plan or an IRA) may assign his or her rights to a bank or other lending institution. The bank or other lending institution, however, will not be entitled to exercise the right of partial withdrawal or redemption. During the term of the assignment, the Planholder will be entitled to all dividends and distributions on Fund shares.

         A Planholder may also transfer his or her rights to another person: for example, a relative, charitable institution or trust. This may be accomplished in several ways:

          (1) A Planholder may transfer his or her right, title and interest to another person whose only right shall be the privilege of complete and prompt withdrawal from the Plan; or

          (2) A Planholder may transfer his or her entire right, title and interest to another person, trustee or custodian acceptable to the Sponsor, who has made application to the Sponsor for a similar Plan.


         The Custodian will provide Planholders with the appropriate assignment forms upon request. Transfers may be subject to income and other taxes and may be restricted for those Plans held in connection with IRAs or qualified retirement plans.

STATEMENTS, REPORTS AND NOTICES

         For the first 18 months after the issuance of a Plan, the Custodian will mail to each Planholder a confirmation statement for each financial transaction as it occurs. Beginning after the 19th month, the Custodian may mail statements to Planholders quarterly. Each transaction confirmation statement, quarterly statement or other statement, as required, will state the price per share of the Fund shares purchased after applicable deductions and the total number of Fund shares held in the Planholder's account. Any notices, reports or documents required or authorized to be given or sent to a Planholder under this Prospectus will be conclusively deemed to have been given or sent upon mailing to the Planholder's address of record, and the date of such mailing shall be deemed the date of the giving of such notice.


X.  TERMINATION OF A PLAN BY THE SPONSOR OR CUSTODIAN

         Although a Plan calls for regular monthly investments over a 15-year period or for an extended 25-year period, neither the Sponsor nor the Custodian can elect to terminate a Plan until 300 investments have been made unless the Planholder has not made investments under his or her Plan for more than 12 consecutive months or unless Fund shares are not obtainable and a substitution is not made. The period of default will not start until a Planholder has been given full credit for a period equal to the number of any advance monthly Plan investments made.

         After 300 investments, or if other events justify termination, the Sponsor or the Custodian has the right to terminate a Plan 60 days after mailing a written notice to the Planholder. Such notice will request that the Planholder elect to have the Plan distributed either in cash or in Fund shares after deduction of all authorized charges, fees and expenses. On termination, the Custodian (as the Planholder's agent) may surrender for liquidation all of the Fund shares credited to a Planholder's account, or sufficient Fund shares to pay all authorized deductions. The balance of Fund shares and/or cash, after payment of all authorized deductions, will be held by the Custodian for delivery to a Planholder against the surrender of a Plan.

         No interest will be paid by the Custodian on any cash balances. If the Plan is not surrendered within 60 days after the notice of termination, the Custodian, at its discretion, may at any time thereafter fully discharge its obligations by mailing a confirmation statement for the Fund shares or a check, drawn in accordance with the terms of the Plan, to the address of record noted in the Plan account. The Planholder will then have no further rights under his or her Plan except that if the confirmation statement or check is returned to the Custodian undelivered, the Custodian will continue to hold these assets for the benefit of the Planholder, subject only to the escheatment laws.


XI.  SERVICE CHARGES AND OTHER FEES

         Except as described  below,  there are currently no deductions  against
Planholders'   accounts  or  against  Fund  dividends  and/or  distributions  to compensate the Sponsor or the Custodian for its services.


         If a Plan is not current and no Plan investments have been made for a 12-month period, the Custodian will deduct for its services a fee of $12 per year. A charge of $5.00 will be deducted for each monthly Plan investment received by check or other order for the payment of money which is not honored by the bank on which it is drawn. A charge of $2.50 will be made for terminating a Plan on which investments have not been completed.


     Plans established as IRAs are subject to an annual IRA custodial fee of $10, a portion of which is paid to The Pioneer Group, Inc., as IRA custodian. This annual fee will be deducted from the Plan account unless a separate check is received in payment of the IRA custodial fee.


        The Fund and the Sponsor reserve the right to impose a processing fee of $1.50 for each monthly Plan investment received by check (up to a maximum of $5 per event). No charge will be imposed on the initial investment to establish a Plan. There is no processing fee on monthly Plan investments made through an automatic investment option. The check processing fee is not currently in effect.


        All other Custodian fees which would otherwise be charged to the Plan or the Planholders, or deducted from Fund dividends and/or distributions, may be paid by the Fund. Although there is no current intention to do so, the Fund reserves the right to cease paying such fees, and the Sponsor reserves the right to cause deductions in the future against the Plans, the Planholders, and Fund dividends and/or distributions to compensate the Custodian for its services.


XII.  TAXES

         Under the Code, each Planholder is deemed, for federal income tax purposes, to own directly the Fund shares accumulated in his or her Plan account. Designated long-term capital gain distributions, which are automatically reinvested in additional Fund shares, are treated as long-term capital gains. The tax cost of the Fund shares acquired is the amount paid for those shares, including the Creation and Sales Charge.


     As more fully described under "Dividends Distributions and Taxation" in the Prospectus of the Fund, dividends and distributions paid by the Fund are reportable for federal income tax purposes by Planholders who are otherwise subject to federal income tax. Dividends and distributions are reportable by Planholders regardless of whether the amounts are invested in additional shares of the Fund or are received in cash.

         Gains realized on cash withdrawals (redemptions) generally also will be subject to taxes, and the ability to deduct losses from such redemptions may be limited. There may also be limitations on the amount of loss a Planholder may recognize in the event of cancellation and refund or a replacement and reinvestment. In general, the Code restricts loss recognition when securities are sold and reacquired in a short period of time; these restrictions may in certain circumstances apply to Planholders.

     An appropriate notice regarding taxes will be sent to Planholders each year by the Custodian. Any taxes payable with respect to any of the profits realized on sales or transfers by the Custodian or the Sponsor of Fund shares or other property credited to a Planholder's account in accordance with the provisions of a Plan and any taxes levied or assessed with respect to Fund shares or the income therefrom shall be borne by Planholders individually and not by the Custodian or the Sponsor.


         The foregoing is a brief summary of certain U.S. federal income tax consequences to Planholders of investing in the Fund through Pioneer Independence Plans. Planholders should consult the Fund Prospectus and Statement of Additional Information and their tax advisers for additional information.


XIII.  THE FUND

         The objective and investment policies of Pioneer Independence Fund are described in the attached Prospectus of the Fund. Shares of the Fund are credited to a Plan, after applicable deductions are made, at the net asset value as of the end of the business day on which the Custodian receives the Plan's investments.

         Dividends and distributions paid on Fund shares will be reinvested by the Custodian in additional Fund shares for the Plans at the then current net asset value, unless a Planholder elects to receive them in cash.


        The Fund incurs certain advisory fees and other expenses. These fees and expenses may vary. The Fund is governed by its Board of Trustees, and Pioneer Independence Plans does not fix or specify the level of expenses of the Fund. The Fund's fees and expenses, including the Fund's payment of Plan custody charges, are described in detail in the Fund's Prospectus and Statement of Additional Information.

         The Fund has adopted a Plan of Distribution for shares of the Fund in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), pursuant to which certain distribution and service fees are paid.


XIV.  SUBSTITUTION OF THE UNDERLYING INVESTMENT

         The Sponsor may substitute the shares of another investment medium as the underlying investment for the shares of the Fund if it deems such action to be in the best interests of Planholders. Such substituted shares generally shall be comparable in character and quality to the present Fund shares, and shall be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Before any substitution can be effected, the Sponsor must:

         1.    To the extent required, obtain an order from the  Securities  and
               Exchange   Commission  approving  such  substitution  under   the
               provisions of Section 26(b) of the 1940 Act;

         2. Submit written notice of the proposed substitution to the Custodian;

         3. Submit written notice of the proposed substitution to each Planholder, giving a reasonable description of the substituted fund shares, disclosing that unless the Plan is surrendered within 30 days of the date of mailing such notice, the Planholder will be considered to have consented to the substitution and to have agreed to bear his or her pro rata share of expenses and taxes in connection with the substitution; and

         4. Provide the Custodian with a signed certificate stating that the required notice has been given to Planholders.

         If a Plan is not surrendered within 30 days from the date of such notice, the Custodian shall purchase the shares of the substituted fund for the Plan with the proceeds of any Plan investments received from the Planholder and any dividends or distributions which may be reinvested for the Plan. If shares of the substituted fund are also to be substituted for the Fund shares already held, the Sponsor must arrange for the Custodian to be furnished, without payment of a sales charge or fees of any kind, with shares of the substituted fund having an aggregate value equal to the value of the Fund shares for which they are to be exchanged. A substitution may be a taxable event for Planholders.

         If the Fund shares are not available for purchase for a period of 120 days or longer, and the Sponsor fails to substitute other shares, the Custodian may, but is not required to, select a substitute underlying investment or terminate Pioneer Independence Plans. If the Custodian selects a substitute investment, it shall, to the extent required, first obtain an order from the Securities and Exchange Commission approving such substitution as specified above and then shall notify the Planholder, and if, within 30 days after mailing such notice, the Planholder gives written approval of the substitution and agrees to bear his or her pro rata share of actual expenses, including tax liability sustained by the Custodian, the Custodian may thereafter purchase such substituted shares. The Planholder's failure to give such written approval within the 30-day period shall give the Sponsor the authority to terminate the Plan.

         If shares of the Fund are not available for purchase for a period of 120 days or longer, and neither the Sponsor nor the Custodian substitutes other shares, the Custodian shall have authority, without further action on its part, to terminate the Plans.

         The underlying investment could change under certain other circumstances. For instance, the Fund could be reorganized with, or acquired by or merge with another entity, which would result in a Plan investing in the successor to any such transaction.


XV.  RETIREMENT PLANS

       A Plan may be purchased by tax-sheltered retirement plans, including IRAs and qualified pension and profit sharing plans. The Pioneer Individual Retirement Plan (the "Pioneer IRA") is offered by the Sponsor. Pioneer IRAs may be established through contributions to a Plan or through a lump sum investment in a Plan from the proceeds of a rollover of prior year qualified assets or a direct transfer of qualified assets from other fiduciary agencies. Such rollovers or transfers may contain either or both employer sponsored retirement assets and owner contributions.

         Detailed information concerning the Pioneer IRA is available from the Sponsor. This information should be read carefully, and prospective investors should consult with an attorney or tax adviser regarding the establishment of an IRA in connection with a Plan. The information sets forth the additional service fees charged for IRAs and describes the federal income tax consequences of establishing an IRA. Under the Pioneer IRA, dividends and distributions will be reinvested automatically in additional Fund shares for the Plan. As described in "Service Charges and Other Fees," a maintenance fee is charged on Pioneer IRAs.

         Premature termination of a Plan can have adverse financial consequences and therefore prospective investors should consider carefully whether the IRA or other qualified retirement plan will have the financial resources to honor a 15-year commitment to making monthly Plan investments.


XVI.  THE SPONSOR


         Pioneer Funds Distributor, Inc., 60 State Street, Boston, Massachusetts 02109-1820, is a Massachusetts corporation organized on March 2, 1989. It is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Sponsor is an indirect wholly owned subsidiary of The Pioneer Group, Inc. In order to establish the Plans, the Sponsor invested a lump sum in a Plan on which the Creation and Sales Charges were waived and which is exempt from the terms of the Plans. The Sponsor's directors and executive officers are listed below.

NAME, POSITIONS AND OFFICES

JOHN F. COGAN, JR., CHAIRMAN AND DIRECTOR

     President, Chief Executive Officer and a Director of The Pioneer Group, Inc. ("PGI"); Chairman and a Director of Pioneering Management Corporation ("PMC"); Director of Pioneering Services Corporation ("PSC"), Pioneer Capital Corporation ("PCC"), Pioneer Real Estate Advisors, Inc., Pioneer Forest, Inc., Pioneer Explorer, Inc., Pioneer Management (Ireland) Ltd. ("PMIL") and Closed Joint Stock Company "Forest-Starma"; President and Director of Pioneer Metals and Technology, Inc. ("PMT"), Pioneer International Corp. ("PIntl"), Pioneer First Russia, Inc. ("First Russia") and Pioneer Omega, Inc. ("Omega"); Chairman of the Board and Director of Pioneer Goldfields Limited ("PGL") and Teberebie Goldfields Limited; Chairman of the Supervisory Board of Pioneer Fonds
Marketing, GmbH ("Pioneer GmbH"), Pioneer First Polish Trust Fund Joint Stock Company, S.A. ("PFPT") and Pioneer Czech Investment Company, A.S. ("Pioneer Czech"); Chairman, President and Trustee of all of the Pioneer mutual funds; Director of Pioneer Global Equity Fund Plc, Pioneer Global Bond Fund Plc, Pioneer DM Cashfonds Plc, Pioneer European Equity Fund Plc, Pioneer Central & Eastern Europe Fund Plc, and Pioneer US Real Estate Fund Plc; and Partner, Hale and Dorr LLP (counsel to PGI and the Fund).

ROBERT L. BUTLER, DIRECTOR AND PRESIDENT

     Executive Vice President and a Director of PGI; Director of PMC, PMIL, PSC, PIntl, Pioneer Czech, Pioneer Global Equity Fund Plc, Pioneer Global Bond Fund Plc, Pioneer DM Cashfonds Plc, Pioneer European Equity Fund Plc, Pioneer Central & Eastern Europe Fund Plc, and Pioneer US Real Estate Fund Plc; Vice Chairman of Pioneer GmbH; and a Member of the Supervisory Board of PFPT.

DAVID D. TRIPPLE, DIRECTOR

     Executive Vice President and a Director of PGI; President, Chief Investment Officer and a Director of PMC; Director of PCC, PIntl, First Russia, Omega and Pioneer SBIC Corporation ("Pioneer SBIC"), Pioneer Global Equity Fund Plc, Pioneer Global Bond Fund Plc, Pioneer DM Cashfonds Plc, Pioneer European Equity Fund Plc, Pioneer Central & Eastern Europe Fund Plc, and Pioneer US Real Estate Fund Plc; and Executive Vice President and Trustee of all of the Pioneer mutual funds.

WILLIAM H. KEOUGH, TREASURER
       Senior Vice President, Chief Financial Officer and Treasurer of PGI; Treasurer of PMC, PSC, PCC, PIntl, PMT, PGL, First

Russia, Omega and Pioneer SBIC; and Treasurer of all of the Pioneer mutual funds.

JOSEPH P. BARRI, CLERK
       Corporate Secretary of PGI and most of its subsidiaries; Secretary of all of the Pioneer mutual funds; and Partner, Hale and Dorr LLP.

SENIOR VICE PRESIDENTS:  Steven M. Graziano and Stephen W. Long.

VICE PRESIDENTS: Mary Kleeman, Barry G. Knight, William A. Misata, Anne W. Patenaude, Gail A. Smyth, Constance D. Spiros and Marcy L. Supovitz.

         Commissions ranging from 80% to 95% of the total Creation and Sales Charges will be paid to authorized investment broker-dealer firms that are members of the NASD and have executed a sales agreement with the Sponsor.

         The Sponsor may terminate its obligations under the Plans under certain circumstances including, but not limited to, circumstances where: the underlying fund ceases operations or is subject to a merger or acquisition; or the shareholders of the underlying fund have approved the cessation of operations or merger or acquisition; or the obligations of the Sponsor as described in this Prospectus and the Custodian Agreement will be assumed by another entity that the Sponsor believes at the time of assignment is capable of fulfilling its obligations as described in this Prospectus and under terms of the Custodian Agreement.


XVII.  THE CUSTODIAN


         State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, acts as Custodian for Pioneer Independence Plans pursuant to a custodian agreement with the Sponsor, dated February 17, 1998 (the "Custodian Agreement"). The Custodian is a trust company organized under the laws of Massachusetts.


         Investments under a Plan should be payable to Pioneer Independence Plans and sent to the Custodian. After making authorized deductions, the Custodian applies the remaining balance of the investment to the purchase of Fund shares for a Plan. The Custodian holds these shares in its custody, receiving dividends and distributions which are automatically reinvested in additional Fund shares for the Plan accounts, unless a Planholder elects to receive such dividends and distributions by check.

         The duties of the Custodian under the Custodian Agreement include the receipt of all investments from Planholders and income dividends and capital gains distributions on Fund shares, the processing of all authorized deductions therefrom and the purchase and retention of Fund shares for the Planholders' accounts. The Custodian also effects partial or complete liquidations of Plans in connection with withdrawals or terminations and the various other functions discussed above.

         The Custodian has assumed only those obligations specifically imposed on it under the Custodian Agreement. The Custodian has no responsibility for the choice of the underlying investment, for the investment policies and practices of the Fund or for the acts or omissions of the Sponsor or the investment manager of the Fund.

         The Custodian Agreement cannot be amended to affect adversely the rights and privileges of the Planholders without their written consent. Neither may the Custodian resign unless an eligible successor has been designated and has accepted the custodianship. Such successor must be a bank or trust company having capital, surplus and undivided profits totaling at least $2,000,000. The Custodian may be changed without notice to, or the approval of, the Planholders. The Custodian may terminate its obligation to accept new Plans for custodianship if the Sponsor fails to perform certain activities it is required to perform under the Custodian Agreement or if the Custodian terminates the Custodian Agreement upon 90 days' notice to the Sponsor.


XVIII.  PIONEER INDEPENDENCE PLANS

         Pioneer Independence Plans is considered to be a unit investment trust under the 1940 Act and is registered as such with the Securities and Exchange Commission. Such registration does not imply supervision of management or investment practices or policies by the Commission.


         Pioneer Independence Plans is currently registered in all states. The Plans may be offered in all states where it is lawful to do so.

                           XIX. FINANCIAL STATEMENTS







                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF PIONEER FUNDS DISTRIBUTOR, INC.
(SPONSOR) AND PLANHOLDERS OF PIONEER INDEPENDENCE PLANS:

We have audited the accompanying Balance Sheet of Pioneer Independence Plans as of February 20, 1998. This financial statement is the responsibility of the Plans' Sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Pioneer Independence Plans as of February 20, 1998, in conformity with generally accepted accounting principles.



                                             /s/ Arthur Andersen LLP
                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 24, 1998

                           PIONEER INDEPENDENCE PLANS
                       FOR THE ACCUMULATION OF SHARES OF
                           PIONEER INDEPENDENCE FUND

                                 BALANCE SHEET
                               February 20, 1998





ASSETS:
         Investment in Pioneer Independence Fund,
         at value (cost $100,000)                                       $100,000
                                                                         -------
                  Total assets                                          $100,000

LIABILITIES:                                                            $      -
                                                                         -------

NET ASSETS:
         Total net assets (equivalent to $10.00 per share
         based on 10,000 shares of beneficial interest owned
         on outstanding plan)                                           $100,000
                                                                         =======


       The accompanying notes are an integral part of this balance sheet.


NOTES TO BALANCE SHEET

1.  ORGANIZATION

Pioneer Independence Plans (the Plans) was registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the 1940 Act) as a unit investment trust on December 12, 1997. The initial investment into the Plans was made on February 18, 1998 by Pioneer Funds Distributor, Inc., the sponsor for the Plans. This initial investment is exempt from creation and sales charges as well as certain other terms of the Plans. Prior to February 18, 1998, the Plans' activities have been limited to organizational matters with no operating activities.

The following is a summary of significant accounting policies consistently followed by the Plans, which are in conformity with those generally accepted for unit investment trusts:

A. SECURITY VALUATION. Investments are valued at the net asset value of fund shares held.

B.   TRANSACTION DATES.  Share transactions are recorded on a trade date basis.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF
PIONEER FUNDS DISTRIBUTOR, INC.:

We have audited the accompanying consolidated statement of financial condition of Pioneer Funds Distributor, Inc. (a Massachusetts corporation and wholly owned subsidiary of Pioneering Management Corporation) as of December 31, 1997, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer Funds Distributor, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



/s/ Arthur Andersen LLP
Boston, Massachusetts
February 3, 1998

                         PIONEER FUNDS DISTRIBUTOR, INC.

                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

CASH AND TEMPORARY INVESTMENTS, AT COST,
WHICH APPROXIMATES VALUE (Note 2)                            $  4,418

INVESTMENTS IN MARKETABLE SECURITIES, AT VALUE (Note 2)         6,445

RECEIVABLES:
   From securities brokers and dealers for sales of
   mutual fund shares                                          11,752
   Other                                                        3,817

PREPAID SERVICE FEES                                            1,862

OTHER ASSETS                                                    1,295

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT
COST (NET OF ACCUMULATED DEPRECIATION OF $651) (Note 2)           492

DEALER ADVANCES (NET OF ACCUMULATED AMORTIZATION
OF $18,442) (Note 9)                                           42,302

DEFERRED COST OF RESTRICTED STOCK PLAN (Note 5)                   621
                                                             --------

         Total assets                                        $ 73,004
                                                             ========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
   Payable to funds for shares sold                          $ 11,731
   Accrued expenses and accounts payable                        5,045
   Distribution fees due to brokers and dealers                 1,074
   Deferred income taxes, net (Note 4)                         16,201
   Due to affiliates, net                                         426
                                                             --------

         Total liabilities                                     34,477
                                                             --------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDER'S EQUITY:
   Common stock, $0.10 par value-
     Authorized--100,000 shares
     Issued and outstanding--100 shares                             -
   Paid-in capital                                            115,925
   Accumulated deficit                                        (77,224)
   Cumulative translation adjustment                             (174)
                                                             --------

         Total stockholder's equity                            38,527
                                                             --------

         Total liabilities and stockholder's equity          $ 73,004
                                                             ========


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                         PIONEER FUNDS DISTRIBUTOR, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

REVENUES AND OTHER INCOME (Note 2):
   Distribution fees                                         $ 13,863
   Commissions-
     Mutual funds                                               7,177
     Variable annuities                                         1,939
   Other income                                                 2,098
                                                             --------

                                                               25,077
                                                             --------
DISTRIBUTION AND ADMINISTRATIVE EXPENSES:
   Sales and marketing                                         17,454
   Salaries and related benefits                                8,795
   Amortization of dealer advances                              9,514
   Other                                                       10,016
                                                             --------
                                                               45,779
                                                             --------

         Loss before benefit for income taxes                 (20,702)
                                                             --------

BENEFIT (PROVISION) FOR INCOME TAXES (Note 4):
   State                                                        1,930
   Federal                                                      6,781
   Foreign                                                       (150)
                                                             --------
                                                                8,561
                                                             --------

         Net loss                                            $(12,141)
                                                             ========


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                         PIONEER FUNDS DISTRIBUTOR, INC.

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)


                            COMMON STOCK                               CUMULATIVE       TOTAL
                           NUMBER             PAID-IN    ACCUMULATED   TRANSITION   STOCKHOLDER'S
                         OF SHARES   AMOUNT   CAPITAL      DEFICIT     ADJUSTMENT      EQUITY

DECEMBER 31, 1996             100    $    -   $ 97,200   $  (65,083)   $      -        $32,117

  Net loss                      -         -          -      (12,141)          -        (12,141)

  Cumulative transla-
  tion adjustment               -         -          -            -         (174)         (174)

  Capital contribu-
  tions (Note 7)                -         -     18,725            -            -        18,725
                         --------  --------    -------   ----------     --------       -------

DECEMBER 31, 1997             100    $    -    $115,925  $  (77,224)   $    (174)      $38,527
                         ========    ======    ========  ==========    =========       =======


                          THE ACCOMPANYING NOTES ARE AN
           INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                         PIONEER FUNDS DISTRIBUTOR, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                $(12,141)
   Adjustments to reconcile net loss to net cash
   used in operating activities-
     Depreciation and amortization                            9,840
     Unrealized gains on marketable securities, net            (456)
     Restricted stock plan expense                              242
     Changes in operating assets and liabilities-
       Receivable from securities brokers and dealers
       for sale of mutual fund shares                        (2,742)
       Other receivables                                     (1,145)
       Prepaid service fees                                    (827)
       Other assets                                             500
       Dealer advances                                      (17,228)
       Payable to funds for shares sold                       2,735
       Accrued expenses and accounts payable                    698
       Distribution fees due to brokers and dealers             703
       Accrued foreign income taxes                              63
       Deferred cost of restricted stock plan                  (362)
       Deferred income taxes, net                             2,334
                                                           --------

         Total adjustments                                   (5,645)
                                                           --------

         Net cash used in operating activities              (17,786)
                                                           --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to furniture, equipment and leasehold
   improvements                                                (226)
   Investments in marketable securities                      (1,031)
                                                           --------

         Net cash used in investing activities               (1,257)
                                                           --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Capital contribution                                      18,725
   Due to affiliates, net                                       693
                                                           --------

         Net cash provided by financing activities           19,418
                                                           --------

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON
CASH AND CASH EQUIVALENTS                                      (174)
                                                           --------

NET INCREASE IN CASH AND TEMPORARY INVESTMENTS                  201

CASH AND TEMPORARY INVESTMENTS, BEGINNING OF YEAR             4,217
                                                           --------

CASH AND TEMPORARY INVESTMENTS, END OF YEAR                $  4,418
                                                           ========

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
   Conversion of amount due to parent company to
   additional paid in capital                              $ 18,725
                                                           ========


                          THE ACCOMPANYING NOTES ARE AN
           INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                         PIONEER FUNDS DISTRIBUTOR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


(1)    NATURE OF OPERATIONS AND ORGANIZATION

       NATURE OF OPERATIONS

       Pioneer Funds Distributor, Inc. (the Company) serves as the principal underwriter of shares of the Pioneer Family of Mutual Funds, utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust.

       ORGANIZATION

       The Company is a wholly owned subsidiary of Pioneering Management Corporation (PMC). Pioneer Fonds Marketing GmbH (PFM) is a wholly owned subsidiary of the Company and performs marketing and distributor services in Germany.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions between the Company and its subsidiary have been eliminated in consolidation.

       RECOGNITION OF REVENUE

       Commissions consist of underwriting commissions earned from the distribution of mutual fund shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Distribution fees are earned based on 0.75% of certain mutual fund net assets (see Note 9). In addition, a 0.25% basis point service fee is collected by the Company as reimbursement for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Other income primarily consists of interest and dividend income and net realized and unrealized gains on investments in affiliated mutual funds.

       INVESTMENTS IN MARKETABLE SECURITIES

       Investments in marketable securities represent investments in mutual funds for which the Company acts as the distributor.

       VALUATION OF FINANCIAL INSTRUMENTS

       The Company considers the liquid nature and ready availability of market quotations when estimating the fair value of financial instruments.

       CONSOLIDATED STATEMENT OF CASH FLOWS

       Cash and temporary investments consist primarily of cash on deposit in banks and amounts invested in Pioneer Cash Reserves Fund and Pioneer DM Cash Fonds PLC.

       The Company's net benefit for state and federal income taxes of approximately $8,711,000 in 1997 is reflected as a reduction of amounts due to affiliates.

       FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

       Depreciation and amortization are provided for financial reporting purposes on a straight-line basis over the following estimated useful lives: furniture and equipment--three to five years; and leasehold improvements--over the term of the lease, not exceeding ten years. In the event of retirement or other disposition of fixed assets, the cost of the assets and the related accumulated depreciation and amortization amounts are removed from the accounts, and any resulting gains or losses are reflected in earnings.

       FOREIGN CURRENCY TRANSLATION

       Net assets of the Company's operations outside of the United States are translated into U.S. dollars using current exchange rates with the effects of translation adjustments deferred and included as a separate component of stockholder's equity. Revenues and expenses are translated at the average rates of exchange during the period.

(3)    NET CAPITAL

       As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under Rule 15c3-1, was $3,565,383 at December 31, 1997, which exceeded required net capital of $1,134,105 by $2,431,278. The ratio of aggregate indebtedness to net capital at December 31, 1997 was 4.77 to 1.

       The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(4)    INCOME TAXES

       The Pioneer Group, Inc. (PGI), the Parent Company of PMC,

                         PIONEER FUNDS DISTRIBUTOR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (Continued)


       files a consolidated federal income tax return with its direct and indirect subsidiaries, including the Company. Consolidated income tax benefits (provisions) are allocated among the companies based on the income taxes that would have been benefited (accrued) had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

       The benefit for income taxes, as stated as a percentage of loss before income taxes, consists of the following:

        Federal statutory rate                                (35.0)%

        (Increases) decreases in tax rate resulting from-
          State income tax, new apportionment rate             (4.1)
          State income tax, net of federal effect              (3.4)
          Foreign income taxes                                  0.7
          Other                                                 0.4
                                                              -----

        Effective tax rate                                    (41.4)%
                                                              ======

       The increase in the Company's 1997 tax benefit was primarily due to the enactment of certain changes to the method of apportioning income or loss for purposes of calculating Massachusetts state income taxes. Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES, requires restating deferred tax liabilities and assets to reflect the lower rate. Accordingly, in 1997, the Company recorded an additional tax benefit of approximately $840,000. Absent the required adjustment, the effective income tax rate for 1997 would have been approximately 37.3%.

       The components of deferred income taxes recognized in the accompanying consolidated statement of financial condition are comprised of deferred tax assets of approximately $435,000 and deferred tax liabilities of approximately $16,636,000. The approximate income tax effect of each type of temporary difference is as follows:

        Dealer advances                           $(16,347,272)
        Other (net)                                    146,272
                                                  ------------

                  Total deferred income taxes     $(16,201,000)
                                                  ============

(5)    STOCK PLANS

       PGI has a Stock Incentive Plan (the 1997 Plan) to provide incentives to certain employees who have contributed and are expected to contribute materially to the success of PGI and its subsidiaries. An aggregate total of 1,500,000 shares of PGI common stock may be awarded to participants under the 1997 Plan. Under the 1997 Plan, PGI may grant restricted stock awards, stock options and other stock-based awards. The 1997 Plan expires in February 2007. The 1997 Plan is administered by the compensation committee of PGI's Board of Directors (the Committee). PGI's 1995 Restricted Stock Plan (the 1995 Plan) and 1988 Stock Option Plan (the 1988 Option Plan) were terminated on May 20, 1997 upon approval of the 1997 Plan by PGI's stockholders.

       PGI's 1990 Restricted Stock Plan (the 1990 Plan) expired in January 1995. Total shares awarded, net of forfeitures, under the 1990 Plan were 715,404. Total shares awarded, net of forfeitures, under PGI's 1995 Plan and 1997 Plan were 206,621 and 27,875, respectively.

       In 1997, certain employees of the Company were awarded 17,355 shares of PGI common stock under the 1995 Plan, with a fair market value on the award date of approximately $408,000. Total shares awarded to certain employees of the Company, net of forfeitures, under the 1995 Plan and 1990 Plan were 26,975 and 120,363, respectively, at December 31, 1997.

       Under the 1995 Plan, the participant's right to resell the awarded stock is restricted to 100% of the shares awarded during the first two years following the award, 60% during the third year and 20% less each year thereafter. PGI may repurchase unvested restricted shares at $.10 per share upon termination of the participant's employment.

       Awards under the restricted stock plans are compensatory, and accordingly, the difference between the award price and market price of the shares under the plans on the award date, less the applicable tax benefit, is being amortized on a straight-line basis over a five-year period. The Company expensed $242,000 in connection with these plans, which is included in salaries and benefits in the accompanying consolidated statement of operations.

       Under the 1997 Plan, PGI may grant to key employees, consultants and advisors, options to purchase PGI's common stock. Both incentive stock options intended to qualify under Section 422A of the Internal Revenue Code of 1986 (incentive stock options) and nonstatutory options not intended to qualify for incentive stock option treatment (nonstatutory options) may be granted under the 1997 Plan. Unless the 1997 Plan is earlier terminated, no option may be granted after February 3, 2007. The option price per share is determined by the Committee, but (i) in the case of incentive stock options, may not be less than 100% of the fair market value of such shares on the date of option grant, and (ii) in the case of nonstatutory options, may not be less than 90% of the fair market value on the date of option grant. Options issuable under the 1997 Plan become exercisable, as determined by the Committee, not to exceed 10 years from the date of grant. Options granted to date vest over five years at an annual rate of 20% on each anniversary date of the date of grant. Prior to the adoption of the 1997 Plan, options were granted under the 1988 Option Plan. During 1997, 37,500 of incentive stock options were granted under the 1997 Plan at exercise prices ranging from $22.875 to $29.875. As of December 31, 1997, nonstatutory options to purchase 367,500 shares of PGI common stock at exercise prices ranging from $4.188 to $27.50, equal to fair market value at the dates of the grants, were granted to certain employees of the Company under the 1988 Option Plan. Of such options, 52,000 shares were exercised at prices ranging from $4.188 to $18.25, and 18,000 shares were forfeited as of December 31, 1997.

       On May 4, 1995, PGI adopted the 1995 Employee Stock Purchase Plan (the 1995 Purchase Plan), which qualifies as an "Employee Stock Purchase Plan" within the meaning of Section 423 of

                         PIONEER FUNDS DISTRIBUTOR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (Continued)


       the Internal Revenue Code of 1986. An aggregate total of 500,000 shares of common stock have been authorized for issuance under the 1995 Purchase Plan, to be implemented through one or more offerings, each approximately six months in length beginning on the first business day of each January and July. The price at which shares may be purchased during each offering will be the lower of (i) 85% of the closing price of the common stock as reported on the NASDAQ National Market (the closing price) on the date that the offering commences or (ii) 85% of the closing price of the common stock on the date the offering terminates. In 1997, employees of the Company purchased 7,491 shares under the 1995 Purchase Plan.

       The Company has determined based on the analysis and assumptions prepared by management that the disclosure requirements pursuant to SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, are immaterial to these financial statements taken as a whole.

(6)    BENEFIT PLANS

       PGI and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (collectively, the Plans) qualified under Section 401 of the Internal Revenue Code. PGI makes contributions to a trustee, on behalf of eligible employees, to fund both Plans.

       Both of the Plans cover all full-time employees who have met certain age and length-of-service requirements. Regarding the retirement benefit plan, the Company contributes an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. In connection with the savings and investment plan, participants may voluntarily contribute up to 10% of their compensation, and the Company will match this contribution up to 2%. The Company's expenses under the Plans amounted to approximately $592,000 in 1997.

(7)    RELATED PARTY TRANSACTIONS

       Certain officers and/or directors of the Company are partners of Hale and Dorr LLP, the Company's legal counsel. Amounts paid by the Company for legal services of Hale and Dorr LLP amounted to approximately $33,000 in 1997.

       During 1997, the Company was charged by PGI and affiliates for office rental, equipment expense, salaries, dealer-related services and other operating expenses. These charges represent expenses directly attributable to the Company's operations or an allocation of its proportionate share of these expenses using formulas that management believes are reasonable. Included in the accompanying consolidated statement of operations is $3,999,000 related to these charges.

       During 1997, obligations in the amount of $18,725,000 owed by the Company to PMC were canceled. The forgiveness of debt was accounted for as a capital contribution in the accompanying consolidated financial statements.

       Included in other income is approximately $557,000, which the Company earned from an affiliate, Pioneer Management (Ireland) Limited, for underwriting fees on mutual funds.

(8)    COMMITMENTS AND CONTINGENCIES

       In 1992, PGI entered into a 10-year lease agreement. In 1994, PGI entered into a direct lease agreement for office space rental on an additional floor. Future minimum payments under these agreements, which are expected to be allocated to the Company, amount to $613,000 in 1998, $637,000 in 1999, $653,000 in 2000, $668,000 in 2001, $244,000 in 2002 and $206,000
       thereafter. These future minimum rental payments include estimated annual operating expenses of approximately $280,000.

(9)    DEALER ADVANCES

       Certain of the Pioneer Family of Mutual Funds maintain a multi-class share structure whereby the participating funds offer both the traditional front-end load shares (Class A shares) and back-end load shares (Class B and Class C shares). Back-end load shares do not require the investor to pay any sales charge unless there is a redemption before the expiration of the minimum holding period, which ranges from three to six years in the case of Class B shares and one year in the case of Class C shares. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers ranging from 2% to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating funds pay the Company distribution fees of 0.75% and service fees of 0.25% per annum of their net assets invested in Class B and Class C shares, subject to annual renewal by the participating fund's Board of Trustees. In addition, the Company is paid a contingent deferred sales charge (CDSC) on Class B and C shares redeemed within the minimum holding period. The CDSC is paid based on declining rates ranging from 2% to 4% on the purchases of Class B shares and 1% for Class C shares.

       The Company capitalizes and amortizes Class B share dealer advances for financial statement purposes over periods that range from three to six years depending on the participating fund. The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution and service fees received by the Company from participating funds are recorded in income as earned. CDSC received by the Company from redeeming shareholders reduce unamortized dealer advances directly.

                         PIONEER FUNDS DISTRIBUTOR, INC.

                  COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SCHEDULE I


                                                          DECEMBER 31, 1997

COMPUTATION OF NET CAPITAL:
   Consolidated stockholder's equity                         $38,527,466
   Less--Retained earnings of subsidiary                         325,073
                                                             -----------

         Unconsolidated stockholder's equity                  38,202,393

   Deduct--Nonallowable assets before consolidation-
     Receivables and other assets*                            46,186,938
     Furniture, equipment and leasehold improvements             447,238
     Investments in and receivables from affiliates*           3,282,263
     Haircuts on securities and outstanding wire trades        1,067,843
   Add--Deferred income taxes, associated with dealer
   advances                                                   16,347,272
                                                             -----------

         Net capital                                         $ 3,565,383
                                                             ===========

COMPUTATION OF AGGREGATE INDEBTEDNESS:
   Total liabilites net of deferred income taxes before
   consolidation*                                            $17,011,572
                                                             -----------

         Aggregate indebtedness                              $17,011,572
                                                             ===========

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
   Minimum net capital required 6-2/3% of aggregate
   indebtedness                                              $ 1,134,105
   Net capital in excess of requirement                        2,431,278
                                                             -----------

         Net capital                                         $ 3,565,383
                                                             ===========

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL                4.77 to 1
                                                             ===========

                          RECONCILIATION WITH COMPANY'S
                      COMPUTATION (INCLUDED IN PART IIA OF
                      FORM X-17A-5 AS OF DECEMBER 31, 1997)

NET CAPITAL, AS REPORTED IN COMPANY'S PART IIA
(UNAUDITED) FOCUS REPORT                                     $ 3,537,659

NET INCREASE IN PREPAID SERVICE FEES--NONALLOWABLE
ASSET                                                           (308,000)

NET INCREASE RESULTING FROM DEFERRED TAX ADJUSTMENTS             335,724
                                                             -----------

         Net capital, as adjusted                            $ 3,565,383
                                                             ===========

* THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIRES CERTAIN RECLASSIFICATIONS FROM THE COMPANY'S CONSOLIDATED STATEMENT OF FINANCIAL CONDITION.

                         PIONEER FUNDS DISTRIBUTOR, INC.

              COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
                      FOR BROKER-DEALERS UNDER RULE 15c3-3
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SCHEDULE II


Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 1997.

Pioneer
Independence
Plans
60 STATE STREET
BOSTON, MASSACHUSETTS 02109





INDEPENDENT PUBLIC ACCOUNTANTS          SPONSOR AND PRINCIPAL UNDERWRITER
ARTHUR ANDERSEN LLP                     PIONEER FUNDS DISTRIBUTOR, INC.





LEGAL COUNSEL                           PLAN ACCOUNT CUSTODIAN
HALE AND DORR LLP                       STATE STREET BANK AND TRUST COMPANY
                                        225 FRANKLIN STREET
                                        BOSTON, MASSACHUSETTS 02110

     The prospectus for the Fund contained in Pre-Effective Amendment No. 1 to its registration statement on Form N-1A, filed with the Securities and Exchange Commission on March 12, 1998 (Accession No. 0001051010 - 98 - 000004), is
incorporated herein.

                           UNDERTAKING TO FILE REPORTS


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                       CONTENTS OF REGISTRATION STATEMENT


         This registration statement comprises the following papers and documents:

         The facing sheet

         Reconciliation and tie of information in Prospectus with items of Form N-8B-2


         The Prospectus consisting of 26 pages

         The prospectus for Pioneer Independence Fund (underlying security)

         The undertaking to file reports

         Signatures


         Written consents of the following person:  Arthur Andersen LLP (see
         Exhibit 1(B))

         The following exhibits:

           EXHIBIT NO.                                 DESCRIPTION


           1. (A)(1)        Custodian Agreement between Pioneer Funds
                            Distributor, Inc. and State Street Bank and Trust
                            Company (depositor and custodian, respectively)*
           1. (A)(2)        Not applicable
           1. (A)(3)(a)     Not applicable
           1. (A)(3)(b)     Form of Sales Agreement between Pioneer Funds
                            Distributor, Inc. and other broker-dealers*
           1. (A)(3)(c)     Schedules of sales commissions*
           1. (A)(4)        Not applicable
           1. (A)(5)        Not applicable
           1. (A)(6)        Certificate of incorporation and by-laws of Pioneer
                            Funds Distributor, Inc.**
           1. (A)(7)        Not applicable
           1. (A)(8)        Form of Underwriting Agreement between Pioneer Funds
                            Distributor, Inc. and Pioneer Independence Fund**
           1. (A)(9)        Not applicable

           EXHIBIT NO.                                   DESCRIPTION


           1. (A)(10)       Forms of investment application*
           1. (B)           Written consents of Arthur Andersen LLP*
           2.               Opinion of counsel as to the legality of the
                            securities being registered*
           3. (1)(b)        Not applicable
           3. (1)(c)        Not applicable
           4.               Not applicable
           5.               Financial Data Schedule*
                            ___________________________
                             *Filed herewith.
                            **Previously filed. Incorporated herein by reference
                              from the exhibits filed with Registrant's initial Registration Statement (File No. 333-42113) as filed with the Securities and Exchange Commission on December 12, 1997 (Accession No. 0001016964-97-
                              000166).

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the sponsor of the registrant has caused this registration statement to be signed on behalf of the registrant thereto duly authorized in the City of Boston and the Commonwealth of Massachusetts on the 12th day of March, 1998.

                                         PIONEER INDEPENDENCE PLANS
                                            (Name of Registrant)

                                         By:  PIONEER FUNDS DISTRIBUTOR, INC.



                                         By:  /s/ John F. Cogan, Jr.
                                              John F. Cogan, Jr.
                                              Chairman



         Pursuant to the requirements of the Securities Act of 1933, the registrant's sponsor has duly caused this registration statement to be signed on the registrant's behalf by following persons in the capacities indicated on March 12, 1998:

Signature                       Title

/s/ John F. Cogan, Jr.          Chairman (Chief Executive          )
John F. Cogan, Jr.              Officer) and Director, Pioneer     )
                                Funds Distributor, Inc.            )
                                                                   )
                                                                   )
/s/ Robert L. Butler            Director, Pioneer Funds            )
Robert L. Butler                Distributor, Inc.                  )
                                                                   )
                                                                   )
/s/ David D. Tripple            Director, Pioneer Funds            )
David D. Tripple                Distributor, Inc.                  )
                                                                   )
                                                                   )
/s/ William H. Keough           Treasurer (Principal Financial     )
William H. Keough               and Accounting Officer),           )
                                Pioneer Funds Distributor, Inc.    )